Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated July 17, 2007

Enhanced Participation Index-Linked Note Linked to the MSCI® Taiwan Index
July 17, 2007

Final Terms

Issuer:	Eksportfinans ASA

Index:	MSCI® Taiwan Index (Bloomberg ticker “MXTW”)

Issue Price:	100% of face amount

Proceeds to Issuer:	$997.50 per note

Underwriting Discount:	$2.50 per note

Face Amount:	$1,000 per note; $9,315,000 in the aggregate for all the offered notes

Trade Date:	July 17, 2007

Settlement Date:	July 31, 2007

Stated Maturity Date:	August 10, 2009, subject to postponement one day due to non-business days

Determination Date:	July 27, 2009, unless postponed due to a market disruption, currency disruption event, or non-trading days

Initial Index Level:	USD 11.18

Final Index Level:	The closing level of the index on the Determination Date converted to USD at the Final Exchange Rate

Initial Exchange Rate:	32.847 TWD/USD

Final Exchange Rate:	The Taipei 11:00 a.m. spot New Taiwan dollar/U.S. dollar foreign currency exchange rate as specified on the Reuters TAIFX1 page, or its successor page, on the Determination Date

Participation Level:	200%

Index Cap:	120.3% of the initial index level

Maximum Redemption:	140.6% of the face amount

Index Return:	The result of (i) the Final Index Level minus the Initial Index Level divided by (ii) the Initial Index Level, expressed as a percentage

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Index Level >= Index Cap,
Maximum Redemption

If Initial Index Level <= Final Index Level < Index Cap,
Face Amount + (Face Amount x Participation Level x Index Return)

If Final Index Level < Initial Index Level,
Face Amount x (Final Index Level / Initial Index Level)

No interest:	The notes will not bear interest

Underwriter:	Goldman, Sachs & Co.

Cusip:	R2188Y601
Disclaimers
The MSCI® Taiwan Index is a registered trademark of Morgan Stanley Capital International Inc. (“MSCI”) or its affiliates and has been licensed for use for certain purposes by Goldman, Sachs & Co. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI. Neither MSCI, any of its affiliates nor any other person involved in, or related to, making or compiling any MSCI index, makes any warranties or bears any liability with respect to these securities. Neither MSCI, any of its affiliates nor any other person involved in, or related to, making or compiling any MSCI index, has any responsibility for or participates in the management or sale of these securities. The pricing supplement will contain a more detailed description of the limited relationship MSCI has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.
Goldman, Sachs & Co.

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